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                       UNITED STATES                        OMB APPROVAL
           SECURITIES AND EXCHANGE COMMISSION      -----------------------------
                   Washington, D.C. 20549          OMB Number:         3235-0058
                                                   Expires:         May 31, 1997
                                                   Estimated average burden
                          FORM 12b-25              hours per response ..... 2.50
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                NOTIFICATION OF LATE FILING               SEC FILE NUMBER
                                                             000-17454
(Check One):                                       -----------------------------
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 | | Form 10-K and Form 10-KSB |_| Form 20-F |_|
     Form 11-K |X| Form 10-Q and Form 10-QSB                 CUSIP NUMBER
 |_| Form N-SAR                                               670155 20 9
     For Period Ended: September 30, 2000          -----------------------------
     [ ] Transition Report on Form 10-K
     [ ] Transition  Report on Form 20-F
     [ ] Transition  Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR
     For the Transition Period Ended: _____________________________________


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  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

Noxso Corporation
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Full Name of Registrant

Not Applicable
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Former Name if Applicable

19 Maple Lane
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Address of Principal Executive Office (Street and Number)

Rhinebeck, NY  12572
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

        | (a) The reasons  described  in  reasonable  detail in Part III of this
        |     form could not be eliminated without unreasonable
        |     effort or expense;
        |
  |X| | (b) The subject annual report, semi-annual report, transition report | on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion | thereof, will be filed on or before the fifteenth calendar day | following the prescribed due date; or the subject quarterly report | or transition report on Form 10-Q, or portion thereof will be | filed on or before the fifth calendar day following the prescribed
        |     due date; and
        |
        | (c) The  accountant's  statement  or other  exhibit  required  by Rule
              12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Form 10-K and 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

The registrant has been focusing its efforts on completing its June 30, 2000 financial statements and Form 10-KSB, As such it has been unable to complete the report by the required date.

                                                 (Attach Extra Sheets if Needed)
                                                                 SEC 1344 (6/94)

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Craig A. Stoner               303                        777-3737
         (Name)                (Area Code)               (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). |X| Yes |_| No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company has recently finished its fiscal 2000 audit and is in the process of compiling its September 30, 2000 unaudited financial statements. The Company needs certain information from third parties relating to payments to creditors and funds held in escrow for the three months ended September 30, 2000 to complete its September 30, 2000 unaudited financial statements. As such, the Company is unable to predict its expected loss at this time, as certain of this information could increase the expected loss (i.e., disbursements) or decrease the expected loss (i.e., recovery of preference payments). Additionally, since the Company has recently emerged from bankruptcy as a reorganized entity, there is are no comparable financial statements for the three months ended September 30, 1999.

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                                Noxso Corporation
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date  November 13, 2000                  By:    /s/ Robert M. Long
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                                              Robert M. Long, President


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

----------------------------------- ATTENTION ----------------------------------
   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).